

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 7, 2011

Elizabeth Brennan, Esq.
Executive Vice President and General Counsel
Diamond Resorts Corporation
10600 West Charleston Boulevard
Las Vegas, Nevada 89135

> **Re: Diamond Resorts Corporation**
> **Registration Statement on Form S-4**
> **Filed March 11, 2011**
> **File No. 333-172772**

Dear Ms. Brennan:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note that you are registering the new 12% Senior Secured Notes due 2018 in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). See also Morgan Stanley & Co. Inc., SEC –No-Action Letter (June 5, 1991) and Sherman & Sterling, SEC No-Action Letter (July 2, 1993). Please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Sherman & Sterling no-action letters.

2.   Portions of your summary are repeated verbatim in the Business section of the prospectus. We note the disclosure under the headings "Company Overview," "Industry Overview," and "Competitive Strengths." The summary should not merely repeat the text of the prospectus but should highlight the most important

features of the offering. Please limit the summary to those aspects of the offering that are the most significant and determine how to best highlight those points in clear, plain language. More detailed information is better suited for the body of the prospectus.

3.   Please provide us with support for all quantitative and qualitative statements used in the registration statement. We note on pages 1 and 2 without limitation, the following examples:

- "We are one of the world's largest companies in the vacation ownership industry."
- "For many vacationers, particularly those with families, the amount of space provided in a hotel or motel room, relative to its cost, is not economical."
- A significant number of hospitality management service providers have experienced economic distress since the start of the economic downturn in 2008.
- "Unlike us, most third-party resort management companies do not have the expertise and infrastructure to manage the sales and marketing of VOIs and service portfolios of consumer loans."
- "Compared to the average U.S. household, our members are two times more likely to have incomes of at least $100,000 and three times more likely to have a net worth of at least $2 million."
- We were one of the first major vacation ownership companies to institute credit underwriting…"

Clearly mark the specific language in the supporting materials that supports each statement. We note that you provide information based on data and reports compiled by industry analysts, including information culled from ARDA. Please tell us if any of the supporting materials were prepared specifically for you in connection with this offering and also furnish marked copies of the studies for our review.

4.   Please note that if you must include technical terms in the body of your prospectus that are understood only by industry experts, you must explain these terms in clear, plain language.   For example only, please provide a better explanation for VOIs, vertically integrated consumer finance servicing operations, single fixed or floating week product, conduit financing, and HOAs. Please also ensure that you place any industry terms you use in context so those potential investors who do not work in your industry can understand the disclosure. Refer to Rule 421(d)(2)(ii) of Regulation C. In addition, please do not use technical terms or industry jargon in your explanations.

Cover Page of Prospectus

5.   Please confirm supplementally that the offer will be open for at least 20 full
        business days. Refer to Rules 14e-1(a) and 14d-1(g)(3) of the Exchange Act.

6.   Please ensure that your cover page does not exceed one page is length as required
        by Item 501(b) or Regulation S-K.

7.   Please highlight the cross reference to your risk factors section by prominent type
        or some other manner. See Item 501(a)(5) of Regulation S-K.

Industry and Market Data, page iv

8.   Refer to the penultimate sentence in this paragraph and the statement that you
        cannot assure investors of the accuracy or completeness of the industry
        publications used in the prospectus. It is not appropriate for a registrant to
        disclaim responsibility for the information in its prospectus. Please revise to
        remove this disclaimer.

Risk Factors, page 17

General

9.   We note your statement in the introductory paragraph that the risks in this section
        "are not the only risks facing" you and that there are "additional risks and
        uncertainties" that may adversely affect your business. Please be advised that you
        must address all currently material risks known to you. Please revise your
        disclosure to remove any implications that your risk factor disclosure is not
        materially complete, including the noted qualifications.

Risks Related to Our Business, page 17

10.   Please include a risk factor discussing the company's net losses for each of the
        past three fiscal years.

If we fail to maintain proper and effective internal controls…, page 27

11.   The risk related to costs incurred in complying with internal control over financial
        reporting guidelines is a generic risk applicable to any public company. Please
        revise this risk factor so that it speaks to a discrete risk or consider removing it.

Selected Consolidated Financial and Operating Data, page 40

12.   Explain to us how you determined it would be appropriate to include unaudited
        financial information in your selected financial and operating data.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Optimization of Operations, page 42

13.   Please quantify the elimination of certain sales incentives discussed in this section and explain with greater specificity how this change impacts your operating expenses.

Key Revenue and Expense Items, page 45

14.   Please provide additional details regarding the management fees and operating expenses payable by owners through their accounts or through collection efforts made by HOAs and clarify whether the VOI purchasers are directly responsible for such expenses. Also, please discuss all material expenses associated with your operation of the club, the frequency of sales incentives, and general loan portfolio expenses.

15.   We note that you determine VOI revenues, in part, by carving out a provision for uncollected payments. Please revise to briefly explain how you determine "uncollectable vacation interest" revenue. Is this figure purely a function of loan defaults?

Presentation of Certain Financial Metrics, page 48

16.   Tell us and revise your filing to explain how you determined that each adjustment recorded to adjusted EBITDA is useful in evaluating the company's operating performance. Specifically, since you are in the business of selling vacation interests, explain to us why it is appropriate to eliminate the cost of vacation interests in a measure of your operating performance. In addition, please revise your filing to include this information with the reconciliation of adjusted EBITDA to net earnings.

Revenues, page 51

17.   Please revise to discuss why you believe you experienced a decline in vacation interest transactions, VOI sale prices per transaction, and lower club revenue.

Liquidity and Capital Resources, page 60

18.   We note your risk factor disclosure about disruptions in the credit markets and unavailability of financing. We also note that you have significant obligations coming due within the next two years. Please revise to discuss your expectations regarding your satisfaction of the noted obligations and the impact on your operations if you are unable to renew, extend or refinance such obligations. Please also revise your disclosure under the Future Capital Requirements

subheading on page 64 to specifically discuss financing sources for the next 12 months in light of your repayment obligations.

Our Resort Network, page 74

19.   Explain in greater detail how the network functions, including more detailed descriptions you have in place for in-network resorts. We note your discussion under the operational subheading later in the Business section regarding ownership of resort common areas by various HOAs. To provide investors with a better understanding of how your business is structured, clarify, in this section and elsewhere in the prospectus, whether you hold any actual ownership interest in the real property listed in this section and also explain the collateral underlying your conduit and other loan facilities. Please also discuss the distinctions between "branded" versus "affiliated" resorts and also explain whether VOI interests only entitle purchasers to usage via the trust arrangement, or if they acquire ownership interests in the underlying real estate because the trusts actually hold legal title to the resort properties.

Our Flexible Points-Based Vacation Ownership System and THE Club, page 85

20.   Revise to briefly discuss conditions or limitations, if any, to points usage.

Interval Ownership, page 87

21.   Explain how many of your properties are currently subject to interval ownership and discuss in greater detail how you reconcile these ownership interests to VOI interests held by members of the Club for purposes of apportioning maintenance fees.

Recovery of VOIs, page 87

22.   Please revise your disclosure in this section and elsewhere in the filing to discuss whether defaults by purchasers of your VOI interests will trigger any defaults under covenants and other provisions in your conduit loan facilities and discuss the impact this may have, if any, on the payment of the principal and interest on the exchange notes.

23.   We note your reference to "delinquent properties" in explaining the inventory recovery process. Considering that your purchasers acquire VOI interests under your business model, please revise to explain what this means. Also, explain whether you commence the recovery process with respect to failure to pay special assessments in the same manner as you do with respect to general payments on VOI interests.

24. Please also revise to discuss default rates on your VOI purchases and explain whether your liens permit you to maintain your first priority secured status on remarketed interests.

The Exchange Offer

Expiration Date, Extensions and Amendments, page 109

25. We note your disclosure in this section that you reserve the right, in your sole discretion, to delay accepting any outstanding original notes. Please confirm that any such delay will be consistent with Rule 14e-1(c).

26. We note that you may provide oral notice of any delay, extension or termination. Please explain how oral notice is reasonably calculated to reach registered holders of the outstanding notes or otherwise satisfies the requirements of Rule 14e-1(d).

Conditions to the Exchange Offer, page 109

27. We note that you may waive conditions prior to the expiration date. Please note that any condition waiver must be expressly announced in a matter reasonably calculated to inform security holders. Also, please clarify that any waiver would be applied equally to all holders of your current notes.

Description of Exchange Notes

Collateral

Description of Collateral, page 120

28. Revise to discuss the effect of Permitted Collateral Liens here so that investors can appreciate the nature of subordination as well as other future debts that may be placed in a superior priority position.

Plan of Distribution, page 179

29. Please revise to disclose that broker-dealers who acquired restricted notes directly from the issuer in the initial offering must, in the absence of an exemption, comply with the registration and prospectus delivery requirements of the Securities Act in connection with the resales of the exchange notes and cannot rely on the position of the staff enunciated in the Exxon Capital no-action letter. In addition, please disclose that such broker-dealers cannot use the exchange offer prospectus in connection with resales of the exchange notes.

Financial Statements

Notes to Consolidated Financial Statements

Basis of Presentation, page F-10

30.   We note your disclosure that you intend to purchase Tempus Resorts
        International, LTD. Tell us whether this acquisition would be considered
        significant under Rule 3-05 of Regulation S-X.

Note 2 – Summary of Significant Accounting Policies

Unsold Vacations Interest, Net, page F-16

31.   We note your disclosure that you capitalize certain soft construction costs and
        other carrying costs. Explain to us what soft costs or "other" carrying costs have
        been capitalized as part of unsold vacations interests, net and explain to us how
        these costs meet the criteria of ASC 978-340-25 to be capitalized.

Note 3 – Concentrations of Risk

32.   We note your disclosure that if a buyer of Vacation Interest defaults, the
        Company generally must attempt to resell it by exercise of a power of sale, and
        that the associated marketing, selling, and administrative costs from the original
        sale are not recovered and must be incurred again to effect a new sale. Please tell
        us whether these costs are expensed or capitalized as part of the Unsold Vacation
        Interest.

Note 9 – Unsold Vacation Interests, Net

33.   Please explain to us how you have met the disclosure requirements of ASC 978-
        330-35-1 and ASC 250-10-50-4.

Note 14 – Deferred Revenues

Deferred revenue from an exchange company, page F-36

34.   Please provide us with more detail regarding the agreements entered into with an
        exchange company. In your response explain to us the service being provided by
        the company and tell us how you determined it would be appropriate to amortize
        the $5 million fee received over a period of 10 years.

Note 17 – Commitments and Contingencies

Litigation and Other, page F-40

35.   We note your disclosure that a consolidated subsidiary of the company, FLRX, Inc, has had a judgment rendered against it for $30 million. Explain to us in more detail how you determined it would be appropriate to only accrue $1.7 million of the judgment.

36.   With your respect to your ongoing litigation related to the Mansilla Companies, explain to us whether the properties you intend to acquire through adverse possession have been reflected as assets on the consolidated balance sheets.

37.   We note for several of the loss contingencies listed in this footnote, you have not disclosed a estimated loss or range of loss. Explain to us how you have met the disclosure requirements of ASC 450-20-50. Specifically, tell us, and revise your disclosure to discuss, whether there is at least a reasonable possibility that a loss has been incurred in these matters. To the extent you determine that there is a reasonable possibility that a loss has been incurred, explain to us why no loss or range of loss has been disclosed. To the extent you determine that there is not a reasonable possibility that a loss has been incurred, explain to us in sufficient detail how you have arrived at that conclusion.

Item 21. Exhibits and Financial Statement Schedules, page II-11

38.   Please file your legal opinion with the next amendment or provide a draft opinion for us to review. We must review the opinion before we declare the registration statement effective and we may have comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

•   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Robert Telewicz, Staff Accountant, at (202) 551-3438 or Kevin Woody, Accounting Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Jerard Gibson, Attorney-Advisor, at (202) 551-3473 or me at (202) 551-3386 with any other questions.

Sincerely,

Duc Dang
Senior Attorney

cc: Howard S. Lanznar, Esq.
        Katten Muchin Rosenman LLP *(via facsimile)*